UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

July 12, 2007

THERMO FISHER SCIENTIFIC INC.
(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street, P.O. Box 9046 Waltham, Massachusetts	
(Address of principal executive offices)	02454-9046
	(Zip Code)

(781) 622-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Election of Directors

On July 12, 2007, by vote of the Board of Directors of Thermo Fisher Scientific Inc. (the "Company"), Stephen P. Kaufman and Michael A. Bell were elected directors of the Company. Mr. Kaufman was appointed to the Compensation Committee (as Chairman), and Mr. Bell to the Nominating and Corporate Governance Committee.

Mr. Kaufman is a Senior Lecturer of Business Administration at the Harvard Business School. He is the retired Chairman and Chief Executive Officer of Arrow Electronics, Inc.

Mr. Bell is a Managing Director of Monitor Clipper Partners, a private equity investment firm based in Cambridge, Massachusetts. Monitor Clipper Partners currently manages over $1.5 billion of capital.

The Fisher Scientific International Inc. Defined Benefit Master Trust (the "Fisher Defined Benefit Plan" or the "Plan") has invested in two funds managed by Monitor Clipper Partners. The commitment for these investments was made prior to the acquisition of Fisher Scientific International Inc. by the Company in 2006. The Fisher Defined Benefit Plan made a capital commitment of $2,500,000 to the first fund ("Fund I") in 1997 and has contributed $2,454,161 to Fund I. Fund I has returned $2,929,509 to the Plan, leaving remaining capital of $286,218. The Plan's interests represent less than 0.5% of the partnership interests in Fund I.

The Fisher Defined Benefit Plan made a capital commitment of $2,100,000 to the second fund ("Fund II") in 2003, and has contributed $1,621,283 to Fund II. The Plan's interests represent less than 0.3% of the partnership interests in Fund II. The Plan's investments in Fund I and Fund II (the "Funds") represent less than 0.4% of the Plan's total assets.

Monitor Clipper Partners collects from the Funds an annual management fee of approximately 2% of assets and receives a carried interest of approximately 20% in the performance of the Funds. Through his position as Managing Director of Monitor Clipper Partners and his ownership interest in the firm, Mr. Bell indirectly shares in the compensation paid by the Funds to Monitor Clipper Partners.

On July 12, 2007, Messrs. Kaufman and Bell were each awarded options to purchase 15,000 shares of the Company's Common Stock, at an exercise price of $53.09 per share (the closing price of the stock on that date). The options vest over three years (subject to certain conditions) and expire in seven years.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On July 12, 2007 in connection with the election of Stephen P. Kaufman and Michael A. Bell as directors, the Company's Board of Directors voted to amend the Company's Bylaws to delete provisions that were added at the time of the Company's acquisition of Fisher Scientific International Inc. in 2006. The Board concluded that these provisions were no longer necessary or appropriate. The portions deleted provided that the composition of the Board of Directors would be maintained at a ratio of five continuing Thermo Electron directors to three continuing Fisher Scientific directors, and that any vacancy created by the cessation of service of a director would be filled by a nominee proposed to the Nominating and Corporate Governance Committee by a majority of the remaining continuing Thermo Electron directors in the case of a vacancy from among the continuing Thermo Electron directors, and by a majority of the remaining continuing Fisher Scientific directors in the case of a vacancy from among the continuing Fisher Scientific directors. Bylaw provisions identifying who would fill the initial post-acquisition positions of Chief Executive Officer and Chairman of the Board also were deleted.

A copy of the amendment to the Company's Bylaws is filed as Exhibit 3.1 to the Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are filed herewith:

Exhibit
No.   Description of Exhibit

3.1   Amendment to Thermo Fisher Scientific Inc.'s Bylaws

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 13th day of July, 2007.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Seth H. Hoogasian
         Seth H. Hoogasian
         Senior Vice President, General Counsel and
         Secretary

EXHIBIT INDEX

Exhibit
No.   Description of Exhibit

3.1   Amendment to Thermo Fisher Scientific Inc.'s Bylaws

Exhibit 3.1

July 12, 2007

Amendment to Thermo Fisher Scientific Inc. Bylaws

Article II, Section 15 of the Company's Bylaws is hereby deleted